Brian F. Leaf + 1 703 456 8053 bleaf@cooley.com	VIA EDGAR

December 21, 2018

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:                    Sonia Bednarowski

Dietrich King

Vanessa Robertson

Lisa Vanjoske

Re:                             Genfit S.A.

Confidential Draft Registration Statement on Form F-1

Submitted November 16, 2018

CIK No. 0001757064

Ladies and Gentlemen:

On behalf of our client, Genfit S.A. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 12, 2018 (the “Comment Letter”), relating to the above referenced Confidential Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter (the “Comments”), the Company has revised the Draft Registration Statement and is confidentially submitting a revised Confidential Draft Registration Statement (the “Amended DRS”) with this response letter. For the Staff’s reference, we have included both a clean copy of the Amended DRS and a copy marked to show all changes from the Draft Registration Statement confidentially submitted on November 16, 2018.

Set forth below are the Company’s responses to the Comments.  The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter.  Page references in the text of this response letter correspond to the page numbers of the Amended DRS.

Draft Registration Statement on Form F-1

Cover Page

1.                                      Please disclose on the cover page of the preliminary prospectus a bona fide price range of the offered securities. If you intend to price the securities based on the Euronext Paris price of your ordinary shares, you may disclose a percentage range based on that price

(for example, 10% of the Euronext price) within which you intend to price the securities. See Item 501(b)(3) of Regulation S-K.

Response:                                        The Company respectfully acknowledges the Staff’s comment and undertakes to include this information in a pre-effective amendment to the Registration Statement prior to the commencement of its roadshow for the offering.

Market, Industry and Other Data, page ii

2.                                      Please disclose the information regarding the price history of your ordinary shares on Euronext Paris pursuant to Item 9.A.4 of Form 20-F.

Response:                                        The Company respectfully acknowledges the Staff’s comment but believes that the disclosure simplification rules that went into effect in November 2018 eliminate this requirement in this situation.  The Company directs the Staff’s attention to the demonstration version of the amended rules on pages A-169 to A-170 (https://www.sec.gov/rules/proposed/2018/33-10532-demonstration.pdf) and the discussion on pages 100 to 105 of the rules release (https://www.sec.gov/rules/final/2018/33-10532.pdf), each of which indicate that the disclosure of the price history of a company’s equity securities on a foreign stock exchange is no longer required.

Prospectus Summary

Overview, page 1

3.                                      We note statements throughout your prospectus that describe elafibranor as being “well positioned” as a first-line treatment as a monotherapy and the backbone of combination regimens, statements that, “if approved, [you] believe elafibranor would be among the first FDA-approved therapies shown to achieve resolution of NASH without worsening of fibrosis” and statements that describe your blood-based IVD test as a novel, standalone diagnostic that will meet the need for a validated test to identify NASH patients as well as your statement on page 112 that describes the development and potential regulatory approval of elafibranor as being several years ahead of your competitors’ drug candidates. These statements imply an expectation of regulatory approval and are inappropriate given the stage of development. Please revise these statements and all other similar statements to eliminate such implication.

Response:                                        In response to the Staff’s comment, the Company has revised its disclosure throughout the Amended DRS, in particular on pages 1, 2, 3, 77, 78, 96, 97, 98, 104 and 117.

4.                                      We note statements throughout your prospectus referring to the safety or efficacy of your product candidates and diagnostic test. For example, we note your disclosure on page 3 that elafibranor “has a differentiated efficacy and safety profile relative to other drugs in similar states of development for NASH” and that you “believe elafibranor has a favorable safety…profile” as well as your conclusions regarding the safety and efficacy of elafibranor on pages 97 to 103 and page 108. Safety and efficacy are determinations within the exclusive authority of the FDA or equivalent foreign regulators, and, because your product candidates have not yet received approval by the FDA or equivalent foreign regulators, it is premature and inappropriate to state conclusions regarding safety and efficacy. Please revise these and all similar statements accordingly.

Response:                                        In response to the Staff’s comment, the Company has revised its disclosure on pages 3, 99, 105, 109, 110 and 121 of the Amended DRS.

5.                                      Please revise the pipeline chart on page 1 to clarify, if true, that you are conducting preclinical studies of TGFTX1 for mild to moderate psoriasis. In addition, we note your press release that you began your Phase 2 clinical trial of NTZ on December 3, 2018. Please revise your pipeline chart to indicate that you have just begun Phase 2 clinical trials of NTZ. Also, revise the pipeline chart of your IVD test to disclose the specific clearance and approval stages necessary to obtain FDA approval to market your IVD test. In this regard, we note your disclosure on pages 121 and 122.

Response:                                        In response to the Staff’s comment, the Company has revised the pipeline chart on pages 1 and 97 of the Amended DRS.  With respect to the IVD test referenced in the Staff’s comment, the Company cannot provide all details on the regulatory process until it submits its document package to the respective regulatory agencies.  The Company is in final discussions with the respective regulatory agencies to finalize the details of the pathway and specific process that will be required.  Once the regulatory agencies have given final guidance and approval of the pathway and process, the Company may update this disclosure to provide additional details if appropriate.

6.                                      We note your disclosure on page 2 that “[i]n [y]our Phase 2b clinical trial, elafibranor achieved resolution of NASH without worsening of fibrosis, which is the primary endpoint of [y]our ongoing global Phase 3 clinical trial.” Please disclose here and in the second bullet point on page 3, if true, that you did not achieve statistical significance on your prespecified endpoints in your Phase 2b clinical trial. In this regard, we note your disclosure on page 15.

Response:                                        In response to the Staff’s comment, the Company has revised its disclosure on page 2 of the Amended DRS.  The Company believes that this revised disclosure provides balanced disclosure in the summary without the need to reiterate this additional disclosure in the “Strengths” section on page 3, the following page.

7.                                      We note your disclosure on page 2 that “NTZ has shown promising activity against fibrosis in [y]our preclinical disease models.” As NTZ is in clinical trials, please limit the prospectus summary discussion of your results to a description of the endpoints of your clinical trials and whether they were met.

Response:                                        In response to the Staff’s comment, the Company has revised its disclosure on page 2 of the Amended DRS.

8.                                      We note your disclosure on page 2 that you believe that, if the test results from your interim cohort analysis are positive, you may obtain accelerated approval from the FDA or the EMA as early as 2020 for elafibranor in the treatment of NASH. Please disclose whether you have received any indication from the FDA or EMA that you will be granted accelerated approval. In addition, to the extent that you have not conducted head-to-head clinical trials, revise your disclosure throughout your prospectus to remove comparisons of your product candidates to other treatments, products and product candidates. For example, we note your statements on page 2 that you “believe elafibranor’s unique mechanism of action can provide benefits for patients with PBC without the significant side effects associated with current PBC treatments” and that your IVD test is better than the current standard for diagnosis of NASH and your statement on page 3 that elafibranor resolves Nash “while also showing a decrease in cardiovascular risk factors, an important differentiator . . . .”

Response:                                        In response to the Staff’s comment, the Company has revised its disclosure in the Amended DRS as follows:

•                  Accelerated approval — the Company has revised its disclosure on pages 2, 3, 77, 96 and 99 to indicate that it believes the interim results of the Phase 3 clinical trial “could” receive approval through the accelerated approval pathway.  The Company’s Phase 3 protocol, which has been accepted by the FDA, is on an accelerated approval pathway and includes a surrogate endpoint and a longer term clinical outcomes endpoint.  In the Company’s meetings with the FDA, the FDA has indicated that Subpart H is a possible pathway for elafibranor for the treatment of NASH.  The FDA has recently published draft industry guidance (Noncirrhotic Nonalcoholic Steatohepatitis With Liver Fibrosis:  Developing Drugs for Treatment) on this pathway.

•                  Product candidate comparisons — the Company has revised its disclosure on pages 2, 3, 78, 96 and 98 of the Amended DRS to remove direct comparisons with respect to elafibranor’s potential improved safety profile and references to elafibranor’s differentiation from other product candidates.  With respect to the Company’s IVD test, the Company respectfully submits that it has conducted a head-to-head comparison of its IVD test against other currently available blood-based biomarkers (see response to Comment No. 17 below) and therefore believes that the current disclosure is appropriate.

Implications of Being an Emerging Growth Company, page 5

9.                                      Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response:                                        The Company respectfully acknowledges the Staff’s comment and is supplementally providing to the Staff, under separate cover, copies of such written communications.

Risk Factors

Risks Related to Our Operations

We increasingly rely on social media, page 40

10.                               We note your disclosure on page 40 that you “increasingly rely on social media and new technologies to communicate to investors.” To the extent that you intend to communicate with investors on social media, please disclose how investors may access such information. For example, please disclose whether you intend to include such information in filings on the SEC website and your investor website.

Response:                                        In response to the Staff’s comment, the Company has revised its disclosure on page 41 of the Amended DRS to delete the reference to investors and clarify that the social media risks described relate to social media communications with the public, rather than specifically with investors.

Use of Proceeds, page 66

11.                               If you do not believe that the anticipated proceeds will be sufficient to complete all of the proposed purposes, please disclose an estimate of the additional funds needed to fully fund all of the proposed purposes listed on page 66. In addition, disclose an estimate of how far the allocated proceeds will allow you to reach in the development process of (i) your IVD test and (ii) the research program on the use of elafibranor as a potential backbone for combination therapies. If you do not believe that the amount of funds allocated for your Phase 3 clinical trial of elafibranor for the treatment of PBC and for the completion of your ongoing Phase 3 clinical trial for elafibranor for the treatment of NASH will be sufficient to complete these Phase 3 clinical trials, please provide an estimate of how far the allocated proceeds will allow you to reach.

Response:                                        In response to the Staff’s comment, the Company has revised its disclosure on page 67 of the Amended DRS.

Business

Overview, page 92

12.                               We note your disclosure on page 92 that NTZ “has shown promising activity against fibrosis in [y]our preclinical disease models.” Please revise to describe here how you conducted your preclinical disease models of NTZ and the range of the results of such tests.

Response:                                        In response to the Staff’s comment, the Company has revised its disclosure in the Amended DRS as follows:

•                  On page 97 of the Amended DRS, the Company has added a cross-reference to the section in which the NTZ preclinical program is described in detail.

•                  On page 115, the Company has added disclosure to the Amended DRS to describe the NTZ preclinical program, including a description of the disease models and range of results.

Our Clinical Program for Elafibranor in the Treatment of NASH, page 98

13.                               We note your disclosure on pages 99 to 103 of your Phase 1, Phase 2a, Phase 2b and Phase 3 clinical trials conducted or about to be conducted with elafibranor in connection with your IND for NASH. For each clinical trial discussed, please revise your disclosure as necessary to include a detailed description of how the clinical trial was or will be conducted, the endpoints of the trial and, as appropriate, whether the endpoints were met, the number of patients that left the trial before completion, all serious adverse events, if any, and how many patients experienced serious adverse events, if any. In addition, please disclose whether the results from each of the clinical trials conducted were statistically significant by describing the specific p-value used in each and whether these p-values met the FDA’s specified threshold for statistical significance for the trials.

Response:                                        In response to the Staff’s comment, the Company has revised its disclosure on pages 106-114 of the Amended DRS.

14.                               We note your discussions of animal trials on page 102, disease models indicating that elafibranor may prevent development of liver cancer on page 102, disease models of combination therapies of elafibranor on page 103, studies using elafibranor as backbone in in vitro and in vivo NASH models on page 103 and in vivo models in which you observed that administration of NTZ significantly attenuated liver fibrosis development on page 110.

Please revise these discussions to include (i) a detailed description of how the animals trials were conducted, including the number of animals tested, the dose or doses of elafibranor used, and the range of the results of such trials, (ii) a detailed description of the disease models showing that elafibranor may prevent development of liver cancer as well as the disease models using elafibranor as backbone in NASH, including the number of times each test was conducted, the products and product candidates used in the backbone trials and the range of the results of the trials, and (iii) a detailed description of the NTZ trials using in vivo models and the range of results.

Response:                                        In response to the Staff’s comment, the Company has revised its disclosure on pages 113-114 of the Amended DRS.

Efficacy Results, page 99

15.                               Please disclose the total number of patients enrolled in the Phase 2b trials with only “mild disease and too low of a NAS,” as well as how the results from these patients affected the results of the Phase 2b trial.

Response:                                        In response to the Staff’s comment, the Company has revised its disclosure on page 105 of the Amended DRS.

16.                               We note your chart on page 101 showing the fibrosis change from baseline in elafibranor 120 mg responders compared to non-responders. Please disclose the number of patients that responded and clarify the range of responses. Similarly, please disclose the number of patients receiving 120 mg of elafibranor that experienced improvement of ALP and how such improvement was measured, as well as the percentage of patients that met the secondary endpoints and whether the results were statistically significant.

Response:                                        The Company respectfully acknowledges the Staff’s comment, and directs the Staff’s attention to the chart on page 106.  This chart shows the change in mean fibrosis score from baseline, in the elafibranor 120 mg treatment group, among “responders” (patients who achieved NASH resolution) compared to “non-responders” (patients who did not achieve NASH resolution).  As such, there is no “range of responses” because a patient either did or did not achieve NASH resolution.  The Company has revised its disclosure on page 106 to add the number of responders and non-responders to the chart.

With respect to the second part of the comment related to the patients that experienced improvement of ALP, the Company has revised its disclosure on page 106 to add graphs published in 2016 in the peer-reviewed Gastroenterology journal to disclose the information requested.

IVD Test for the Diagnosis of NASH

Circulating Biomarkers and MicroRNA (miRNA), page 104

17.                               Please disclose the average and range of time necessary for measuring miRNA using the methods you have developed as well as the percentage of accurate readings in your tests. In addition, please revise your discussion to explain why your technique “represents a significant improvement over” first-generation sequencing technology, setting forth the basis for such belief (e.g., head-to-head comparisons). Similarly, we note your chart on page 106 comparing the AUROC scores of your IVD test to those of other tests reported in literature. To the extent that you did not conduct head-to-head comparisons in your trials, please remove this disclosure or tell us why it is appropriate. In addition, please disclose the AUROC score of your IVD test as compared to the patient’s initial liver biopsy. Finally, please disclose here, if known, the specific clearance and approval stages necessary to obtain FDA and EMA approval to market your IVD test. In this regard, we note your disclosure on pages 121, 122 and 125.

Response:                                        The Company respectfully acknowledges the Staff’s comment and responds to each part of this comment as follows:

•                  Please disclose the average and range of time necessary for measuring miRNA using the methods you have developed…  The Company advises that it has not formally disclosed the methodology for quantifying miRNA as part of its diagnostic test and has not specified the time range because such level of detail is proprietary and confidential at this point and such disclosure would be at such a level of detail so as to not be material to investors in understanding and assessing the diagnostic test.  Accordingly, the Company advises the Staff that it has not added this disclosure to the Amended DRS.

•                  Please disclose … the percentage of accurate readings in your tests.  In the sentence to which the Staff is referring, the Company mistakenly referred to diagnostic accuracy, when the intention was to refer to diagnostic performance as evidenced by the results communicated on the AUROC scores within the proposed disclosure. Accordingly, the Company has amended the disclosure to reflect diagnostic performance.

•                  In addition, please revise your discussion to explain why your technique “represents a significant improvement over” first-generation sequencing technology, setting forth the basis for such belief (e.g., head-to-head comparisons).  The Company submits that the statement in question, “NGS represents a significant improvement over first-generation sequencing technology, increasing speed and accuracy,” does not refer to the Company’s technology but rather is a general statement about state-of-the-art technology in the field. Next-generation sequencing technologies (as compared to shot-gun or first-generation sequencing) have significant advantages.  However, the Company has revised its disclosure on page 117 to strike this sentence in order to avoid misinterpretation.

•                  Similarly, we note your chart on page 106 comparing the AUROC scores of your IVD test to those of other tests reported in literature. To the extent that you did not conduct head-to-head comparisons in your trials, please remove this disclosure or tell us why it is appropriate.  The Company has revised its disclosure on page 118 to state that this assessment was based on a head-to-head comparison.  The Company’s diagnostic test and other tests referenced in the chart were tested in the same patient cohort, therefore justifying a head-to-head comparison.

•                  In addition, please disclose the AUROC score of your IVD test as compared to the patient’s initial liver biopsy.  The Company respectfully advises the Staff that the AUROC score of its IVD test was provided on page 106 of the DRS (page 119 of the Amended DRS).

•                  Finally, please disclose here, if known, the specific clearance and approval stages necessary to obtain FDA and EMA approval to market your IVD test. In this regard, we note your disclosure on pages 121, 122 and 125.  The Company advises the Staff that the specific clearance and approval stages necessary to obtain FDA and EMA approval to market the IVD test are currently not finalized.  The Company is in final discussions with the respective regulatory agencies to finalize the details of the pathway and specific process that will be required.  Once the regulatory agencies have given final guidance and approval of the pathway and process, the Company may update this disclosure to provide additional details if appropriate.

TGFTX1 Program for the Treatment of IL-17-Dependent Autoimmune Diseases, page 110

18.                               We note your disclosure regarding your preclinical tests of TGFTX1 on page 110. Please disclose a detailed description of the your studies, including the number of mice tested, the dose or doses used in the tests, the number of tests conducted and range of results observed. In addition, we note that you “plan to leverage the expertise of specialized pharmaceutical companies with already established franchises in dermatology and/or respiratory diseases through collaborations or other strategic alliances.” Please disclose whether you currently have any such collaborations or strategic alliances.

Response:                                        In response to the Staff’s comment, the Company has revised its disclosure on page 116 of the Amended DRS.

Government Regulation

United States Government Regulation, page 115

19.                               Please describe the process for product candidates pursuant to Section 505(b)(2). In this regard, we note your disclosure on page 18 that you may seek FDA approval through the Section 505(b)(2) regulatory pathway for NTZ. In addition, please disclose whether the FDA has given any indication that you may use such pathway for NTZ.

Response:                                        In response to the Staff’s comment, the Company has revised its disclosure on pages 19 and 126 of the Amended DRS.

Certain Relationships and Related Person Transactions, page 152

20.                               Please file the Shareholders’ Agreement as an exhibit to your registration statement or tell us why you believe this is not necessary.

Response:                                        The Company respectfully acknowledges the Staff’s comment and believes that it is not necessary to file the Shareholders’ Agreement for the following reasons:

The Shareholders’ Agreement is not a “material contract” that must be filed pursuant to Item 601(b)(10).  Item 601(b)(10) requires that a registrant file contracts not made in the ordinary course of business which are material to the registrant.  Item 601(b)(10)(i) clarifies that “Only contracts need be filed as to which the registrant or subsidiary of the registrant is a party or has succeeded to a party by assumption or assignment or in which the registrant or such subsidiary has a beneficial interest.”

•                  The Shareholders’ Agreement is between certain shareholders of the Company.  The Company is listed as being solely included in the Shareholders’ Agreement “for information purposes only.”  The Shareholders’ Agreement grants a right of first refusal to Biotech Avenir, one of the Company’s key shareholders, to purchase shares of the Company that the other shareholder signatories wish to transfer, subject to specified conditions and exceptions.  The Shareholders’ Agreement does not give the Company any substantial rights (other than a right to be notified when a transfer is made) or impose any obligations on the Company with respect to this right of first refusal.

•                  Neither the Company nor its subsidiaries have a beneficial interest in the Shareholders’ Agreement.  The Shareholders’ Agreement sets forth the rights and obligations between the shareholder signatories.  The Company does not benefit from the agreement.

The Shareholders’ Agreement is not an instrument defining the rights of security holders that must be filed pursuant to Item 601(b)(4).  The Shareholders’ Agreement is a private agreement between certain shareholders and does not set forth any rights or obligations of holders of the Company’s ordinary shares or other securities who are not signatories.

For these reasons, the Company respectfully submits that the Shareholders’ Agreement is not required to be filed as an exhibit to its registration statement.

Description of American Depositary Shares, page 183

21.                               Please clarify whether holders of ADSs will receive a double voting right if the ADS is held in the name of the same shareholder for at least two years.

Response:                                        In response to the Staff’s comment, the Company has added disclosure on page 191 of the Amended DRS.

Report of Independent Registered Public Accounting Firm, page F-2

22.                               Financial statements which comply with IAS 1 and an audit report that complies with Rule 2-02 of Regulation S-X should be included in the registration statement for which you request effectiveness.

Response:                                        The Company respectfully acknowledges the Staff’s comment and will include its full-year 2018 financial statements (in addition to its full-year 2017 financial statements already included) in compliance with Rule 2-02 of Regulation S-X prior to the date the Company launches its roadshow.

3. Summary of Significant Accounting Policies

3.21. Classification of operating expenses, page F-18

23.                               You state on page F-18 that research and development expenses include grants to the endowment fund, The NASH Education Program. You further state on page 85 “We also make donations to The NASH Education Program, the endowment fund of which we are a sponsor” and that the grant is for “the creation of a patient registry and other disease awareness initiatives.” On page 95, you state “The NASH Education Program, a public health initiative we created in 2017, is dedicated to the development and funding of NASH awareness and education activities aimed at the medical community and the general public.” Explain to us why you believe classification of this expense as research and development is appropriate and that this expense is not more appropriately classified as general and administrative expense. Refer to paragraphs 8, 56, 59, 126 and 127 of IAS 38.

Response:                                        The Company advises the Staff that with respect to the 2017 audited financial statements, the Company classified the donations to The NASH Education Program as a research and development expense because the 2017 donation was primarily related to the grant to Pinnacle Clinical Research for the purpose of the creation of a NASH patient registry; in particular, to increase understanding of the prevalence and natural history of NASH/NAFLD, and the development of co-morbidities historically linked to NASH/NAFLD which information is to be used as part of the efforts  to collect RWE (Real World Evidence)  data to better address the needs of the patients.  The nature of the expenditures are consistent with paragraph 56 of IAS 38, as the Company determined they are “activities aimed at obtaining new knowledge.”

In 2018, the Company’s donations to The NASH Education Program primarily served to support the creation of the first International NASH Day, while also continuing to contribute funds to the patient registry.   To this extent, for the half year 2018, the Company classified this expense in general and administrative expenses and amended the wording of Note 3.21 on page F-76 of the Amended DRS describing the grants to The NASH Education Program included in research and development expenses accordingly.

24.                               Please provide us mockups of any pages that include any additional pictures or graphics to be presented, including any accompanying captions. Please keep in mind, in scheduling your printing and distribution of the preliminary prospectus, that we may have comments after our review of these materials.

Response:                                        The Company acknowledges the Staff’s comment and will provide to the Staff, under separate cover, mockups of any such pages.

*   *   *   *

Please direct any questions or comments concerning the Amended DRS or this response letter to either the undersigned at +1 703 456 8053 or Katie Kazem at +1 703 456 8043.

Very truly yours,
/s/ Brian F. Leaf
Brian F. Leaf

cc:                                Jean-François Mouney, Genfit S.A.

Marc A. Recht, Cooley LLP

Mitchell S. Bloom, Goodwin Procter LLP

Edwin M. O’Connor, Goodwin Procter LLP

Markus Bauman, Goodwin Procter LLP